SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR November 25, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

Cia. de Saneamento Básico do Estado de São Paulo - SABESP

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR) September 30, 2003

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

To the Board of Directors and Shareholders Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1 We have carried out limited reviews of the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the quarters and periods ended September 30 and June 30, 2003, and September 30, 2002. This information is the responsibility of the Company’s management.

2 Our reviews were carried out in conformity with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 Our reviews were carried out with the objective of issuing a report on the quarterly information referred to in the first paragraph. The statement of cash flow and the information in currency of constant purchasing power, presented in the quarterly information to provide additional information on the Company, are not required in conformity with accounting practices adopted in Brazil. The statement of cash flow and the information in currency of constant purchasing power were subject to the limited review procedures described in the second paragraph, and we are not aware of any material modifications that should be made to them in order that they be properly presented, in all material respects, in relation to the quarterly information taken as a whole.

São Paulo, November 12, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Contador CRC 1SP137878/O-6

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 –CVM CODE 01444-3	2 – COMPANY NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –Federal Corporate Taxpayers’ Registration Number (CNPJ) 43.776.517/0001-80
4 – State Registration Number (NIRE) 35300016831

01.02 – HEAD OFFICE

1 – ADDRESS			2 – SUBURB OR DISTRICT
Rua Costa Carvalho, 300			Pinheiros
3 – POSTAL CODE	4 – MUNICIPALITY			5 – STATE
05429-900	São Paulo			SP
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
011	3388-8000	3388-8200	3388-8201
11– AREA CODE	12 – FAX	13 – FAX	14 – FAX
011	3813-0254	-	-
15 – E-MAIL
dalmonogueira@sabesp.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME
Rui de Britto Álvares Affonso
2 – ADDRESS			3 – SUBURB OR DISTRICT
Rua Costa Carvalho, 300			Pinheiros
4 – POSTAL CODE	5 – MUNICIPALITY			6 – STATE
05429-900	São Paulo			SP
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
011	3388-8247
12– AREA CODE	13 – FAX	14 – FAX	15 – FAX
011	3815-4465	-	-
16 – E-MAIL
raffonso@sabesp.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 – BEGINNING	8 - END
1/1/2003	12/31/2003	3	7/1/2003	9/30/2003	2	4/1/2003	6/30/2003
9 – INDEPENDENT ACCOUNTANT						10 –CVM CODE
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						00287-9
11 – PARTNER RESPONSIBLE Júlio César dos Santos						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 591.515.108-63

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 – CURRENT QUARTER 9/30/2003	2 – PRIOR QUARTER 6/30/2003	3 – SAME QUARTER IN PRIOR YEAR 9/30/2002
Paid-up Capital
1 –Common	28,479,577	28,479,577	28,479,577
2 – Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other companies
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 1990300 – water, sanitation and gas services
5 – MAIN ACTIVITY Water treatment and distribution, sewage collection and treatment
6 – TYPE OF CONSOLIDATION Not submitted
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 –DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVE	4 – IAMOUNT	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2–DATE OF ALTERATION	3 –CAPITAL (In thousands of reais)	4 – AMOUNT OF THE ALTERATION (In thousands of reais)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousands)	7 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/14/2003

02.01 – BALANCE SHEET – ASSETS (In thousands of reais)

Code	Description	09/30/2003	06/30/2003
1	Total assets	16,545,263	16,861,065
1.01	Current assets	1,801,405	2,204,211
1.01.01	Cash and banks	454,115	1,068,016
1.01.01.01	Cash, banks and short-term investments	404,709	385,221
1.01.01.02	Treasury debentures	46,651	46,687
1.01.01.03	Foreign currency deposits	0	632,326
1.01.01.04	Other cash and banks	2,755	3,782
1.01.02	Credits	1,095,582	925,186
1.01.02.01	Customers	1,095,582	925,186
1.01.03	Inventories	21,860	20,135
1.01.03.01	Storeroom	21,860	20,135
1.01.04	Other	229,848	190,874
1.01.04.01	Accounts receivable from shareholders	176,800	155,854
1.01.04.02	13th month salary advances	15,640	11,084
1.01.04.03	Deferred taxes and contributions	3,736	2,450
1.01.04.04	Taxes and contributions to be offset	10,391	0
1.01.04.05	Other accounts receivable	23,281	21,486
1.02	Long-term receivables	1,071,328	1,023,577
1.02.01	Sundry credits	1,071,328	1,023,577
1.02.01.01	Customers	41,473	14,366
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Judicial deposits	23,408	23,321
1.02.01.04	GESP agreement	607,374	607,374
1.02.01.05	Deferred taxes and contributions	226,302	207,330
1.02.01.06	Other accounts receivable	23,977	22,392
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	13,672,530	13,633,277
1.03.01	Investments	740	740
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	0	0
1.03.01.03	Other investments	740	740
1.03.01.03.01	Shares of other companies	669	669
1.03.01.03.02	Shares of other companies with tax incentives	49	49
1.03.01.03.03	Compulsory deposits – Eletrobrás	22	22
1.03.02	Property, plant and equipment	13,564,480	13,524,318
1.03.02.01	Operational property, plant and equipment	11,088,356	11,031,605
1.03.02.02	Construction in progress	2,476,124	2,492,713
1.03.03	Deferred assets	107,310	108,219
1.03.03.01	Organization and reorganization expenses	107,310	108,219

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of reais)

Code	Description	09/30/2003	06/30/2003
2	Total liabilities	16,545,263	16,861,065
2.01	Current liabilities	1,715,616	1,874,016
2.01.01	Loans and financing	499,194	1,112,643
2.01.02	Debentures	518,368	77,007
2.01.02.01	3rd issue of debentures	413,094	0
2.01.02.02	4th issue of debentures	75,001	50,000
2.01.02.03	Interest on debentures	30,273	27,007
2.01.03	Suppliers	35,640	24,283
2.01.04	Taxes, fees and contributions	149,775	167,214
2.01.04.01	REFIS Program	0	66,914
2.01.04.02	Taxes and contributions – PAES Program	32,329	0
2.01.04.03	COFINS and PASEP	101,519	64,428
2.01.04.04	INSS	14,521	14,340
2.01.04.05	Other	1,406	21,532
2.01.05	Dividends payable	0	0
2.01.06	Provisions	168,913	160,613
2.01.06.01	Vacations	91,061	89,168
2.01.06.02	13th month salary	45,708	29,445
2.01.06.03	Social charges	2,814	2,725
2.01.06.04	FINSOCIAL	7,872	7,872
2.01.06.05	Customer claims	10,982	7,196
2.01.06.06	Profit sharing	10,476	24,207
2.01.07	Debt with related companies	0	0
2.01.08	Other	343,726	332,256
2.01.08.01	Salaries and payroll charges	9,069	3,370
2.01.08.02	Services	42,456	36,864
2.01.08.03	Interest on capital	278,615	278,614
2.01.08.04	Deferred taxes and contributions	9,903	9,903
2.01.08.05	Other liabilities	3,683	3,505
2.02	Long-term liabilities	7,206,915	7,393,817
2.02.01	Loans and financing	5,682,166	5,557,991
2.02.02	Debentures	653,883	1,090,757
2.02.02.01	3rd issue of debentures	0	413,094
2.02.02.02	4th issue of debentures	224,999	250,000
2.02.02.03	5th issue of debentures	428,884	427,663
2.02.03	Provisions	360,892	313,108
2.02.03.01	Provision for labor indemnities	24,724	24,276
2.02.03.02	Civil	19,379	12,961
2.02.03.03	Social security charges	6,466	6,484
2.02.03.04	Suppliers	140,040	112,750

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of reais)

Code	Description	09/30/2003	06/30/2003
2.02.03.05	Customers	164,771	151,601
2.02.03.06	Others	5,512	5,036
2.02.04	Debts with related companies	0	0
2.02.05	Others	509,974	431,961
2.02.05.01	Deferred taxes and contributions	84,922	81,066
2.02.05.02	REFIS Program	0	44,610
2.02.05.03	Social security liabilities	125,948	106,898
2.02.05.04	Taxes and contributions – PAES Program	282,887	183,176
2.02.05.05	Other accounts payable	16,217	16,211
2.03	Deferred income	0	0
2.05	Shareholders’ equity	7,622,732	7,593,232
2.05.01	Paid-in capital	3,403,688	3,403,688
2.05.02	Capital reserves	50,706	50,102
2.05.02.01	Support for projects reserve	34,926	34,322
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,754,051	2,778,835
2.05.03.01	Own assets	2,754,051	2,778,835
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	935,320	935,320
2.05.04.01	Legal	104,674	104,674
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	830,646	830,646
2.05.04.07.01	Reserve for investments	830,646	830,646
2.05.05	Retained earnings/accumulated deficit	478,967	425,287

03.01 – STATEMENT OF OPERATIONS (In thousands of reais)

Code	Description	07/01/2003 to 09/30/2003	01/01/2003 to 09/30/2003	07/01/2002 to 09/30/2002	01/01/2002 to 09/30/2002
3.01	Gross sales and/or services revenues	1,081,814	3,135,556	994,275	2,897,971
3.01.01	Water supply – retail	554,670	1,599,074	505,312	1,475,384
3.01.02	Water supply – wholesale	66,026	188,974	58,072	168,597
3.01.03	Sewage collection and treatment	437,455	1,268,380	400,300	1,154,566
3.01.04	Other services rendered	23,663	79,128	30,591	99,424
3.02	Gross revenue deductions	(50,436)	(147,987)	(30,928)	(85,557)
3.02.01	COFINS	(32,454)	(95,422)	(25,420)	(70,321)
3.02.02	PASEP	(17,982)	(52,565)	(5,508)	(15,236)
3.03	Net sales and/or services revenues	1,031,378	2,987,569	963,347	2,812,414
3.04	Cost of sales and/or services	(501,509)	(1,492,072)	(462,974)	(1,335,847)
3.05	Gross profit	529,869	1,495,497	500,373	1,476,567
3.06	Operating expenses/income	(474,294)	(688,559)	(1,478,921)	(2,781,798)
3.06.01	Selling	(99,152)	(288,133)	(95,714)	(295,754)
3.06.02	General and administrative	(58,188)	(169,978)	(54,437)	(156,128)
3.06.03	Financial	(316,954)	(230,448)	(1,328,770)	(2,329,916)
3.06.03.01	Financial income	61,196	132,463	43,397	109,969
3.06.03.01.01	Financial income	64,181	138,895	45,041	114,085
3.06.03.01.02	COFINS/PASEP	(2,985)	(6,432)	(1,644)	(4,116)
3.06.03.02	Financial expenses	(378,150)	(362,911)	(1,372,167)	(2,439,885)
3.06.03.02.01	Financial expenses	(378,150)	(362,911)	(1,372,167)	(2,439,885)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results	0	0	0	0
3.07	Operating profit (loss)	55,575	806,938	(978,548)	(1,305,231)
3.08	Non-operating income (expense)	(599)	(32,638)	2,144	(5,823)
3.08.01	Revenues	3,199	6,296	4,791	9,558
3.08.01.01	Revenues	3,342	6,548	4,962	9,933
3.08.01.02	COFINS/PASEP	(143)	(252)	(171)	(375)
3.08.02	Expenses	(3,798)	(38,934)	(2,647)	(15,381)
3.08.02.01	Loss on disposal of property, plant and equipment	(3,889)	(39,176)	(2,157)	(11,961)
3.08.02.02	Other	91	242	(490)	(3,420)
3.09	Result before taxes/participation	54,976	774,300	(976,404)	(1,311,054)
3.10	Provision for income tax and social contribution	(42,482)	(197,361)	(2,842)	(2,842)
3.10.01	Provision for income tax	(33,700)	(152,399)	(2,842)	(2,842)
3.10.02	Provision for social contribution	(8,782)	(44,962)	0	0
3.11	Deferred income tax	16,402	(43,539)	324,126	457,713
3.11.01	Deferred income tax	14,909	(23,609)	226,445	301,011
3.11.02	Deferred social contribution	1,493	(19,930)	85,858	121,232
3.11.03	Reversal of deferred income tax	0	0	11,823	35,470
3.12	Statutory participations/contributions	0	0	(8,476)	(25,427)
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	(8,476)	(25,427)
3.12.02.01	Extraordinary item	0	0	(8,476)	(25,427)
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	28,896	533,400	(663,596)	(881,610)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	28,479,577	28,479,577	28,479,577	28,479,577
	NET INCOME PER SHARE	0.00101	0.01873
	LOSS PER SHARE			(0.02330)	(0.03096)

04.01 – NOTES TO THE QUARTERLY INFORMATION
All amounts in thousands of reais unless otherwise indicated

1. Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP) operates public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers, and also supplies water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region which do not operate water systems.

The Company provides water and sewage services in 323 municipalities in the State of São Paulo through concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, one of which expires in 2004 and the rest expire between 2005 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession at least six months prior to its expiration date.

The Company does not have a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of the sales and services rendered, and in 42 other municipalities in the State of São Paulo it operates based on a public deed of authorization. None of these other municipalities has a significant population, other than the City of Santos. The Company believes that it has a vested right to provide water and sewage services based upon, among other things, the ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed SABESP.

2. Presentation of the Financial Statements

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and Brazilian Securities Commission (CVM) regulations.

3. Significant Accounting Practices

(a) Determination of results of operations

(i) Gross revenues from sales and services

Revenues are recorded as the services are rendered. Water supply and sewage services rendered but not billed by the balance sheet date are measured and recorded as a contra entry to customer accounts receivable so that costs can be matched against revenues for each period.

(ii) Financial income and expenses

These are represented mainly by interest, monetary and foreign exchange variations on loans and financings, and short-term investments, calculated and recorded on the accrual basis of accounting.

(iii) Income tax and social contribution

Income tax and social contribution are recorded on the accrual basis of accounting.

The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the base-rate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are recognized on the accrual basis of accounting.

(b) Short-term investments

These are represented mainly by Financial Investment Funds (FIF) and by Bank Deposit Certificates (CDBs) and are stated at amounts invested plus accrued income (on a pro-rata basis) up to the end of the period.

(c) Allowance for doubtful accounts

The allowance is recorded at an amount considered sufficient to cover any probable losses on realization of accounts receivable from customers, and is charged to income for the period in “selling expenses”.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average purchase cost and recorded in current assets.

Inventories for investment are recorded in property, plant and equipment and are stated at average cost of purchase.

(e) Other current assets and long-term receivables

These are stated at cost plus accrued income or realizable value, when applicable.

(f) Permanent assets

These are stated at cost plus price-level restatements up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant, and equipment is calculated on the straight-line basis at the annual rates mentioned in Note 6.

The revaluation of property, plant, and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent valuers and is realized through depreciation, sale, and disposal of the respective assets, with a contra entry to "Retained earnings".

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and financing

These are restated based on the related monetary and foreign exchange variations, plus other charges incurred to the balance sheet date.

(h) Provision for vacation pay

The provision for vacation pay and related social charges is accrued as earned by employees.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover losses related to labor, tax, civil, commercial and other lawsuits, at administrative and court levels, which are considered by legal counsel to be probable and able to be estimated at September 30, 2003 and June 30, 2003.

(j) Environmental expenditures

Expenditures relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed and performed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and able to be reasonably estimated.

(k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371/2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. As prescribed by this regulation, these liabilities are being recognized over a period of five years as from 2002.

(l) Other current and long-term liabilities

These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest on capital

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, calculated on a daily pro-rata basis, at the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Net income or loss per thousand shares

Net income or loss per thousand shares is calculated based on the number of shares issued at the balance sheet date.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results in the future could differ from those estimates.

4. Customers

Receivables from customers (except agreements) do not include fines, interest or any other charges on overdue bills and are summarized as follows:

Balance sheet balances

	September2003	June 2003

Current assets
General customers
- Consumers (i)	332,186	254,561
- Special customers (ii)	89,116	77,024
- Agreements (iii)	55,317	44,212

	476,619	375,797

Government entities
- Municipal – São Paulo	243,260	230,360
- Municipal – other	132,356	122,893
- State	77,495	62,955
- GESP Agreement	37,706	37,706
- Federal	14,915	12,125

	505,732	466,039

Bulk sale customers – municipal authorities
- Guarulhos	203,189	192,681
- Mauá	52,631	49,389
- Mogi das Cruzes	3,342	3,173
- Santo André	172,380	165,346
- São Bernardo do Campo	162,576	158,740
- São Caetano do Sul	2,287	2,317
- Diadema	44,650	42,107

	641,055	613,753

Amounts to be billed	228,595	205,904

Subtotal	1,852,001	1,661,493
Allowance for doubtful accounts
Private and government	(280,798)	(278,637)
Bulk sales	(475,621)	(457,670)

	(756,419)	(736,307)

Total	1,095,582	925,186

Receivables from general customers refer to (i) consumers - households and small and medium-sized businesses (ii) special consumers - large consumers, companies, industries, condominiums and special billing consumers (industrial waste, wells, etc.); and (iii) agreements – to refinance overdue receivables in installments.

Aging analysis

	September2003	June 2003

Amounts not yet due	485,171	455,461
Overdue up to 30 days	121,463	110,132
Overdue from 31 to 60 days	56,943	58,508
Overdue from 61 to 90 days	52,919	41,485
Overdue from 91 to 120 days	50,724	39,386
Overdue from 121 to 180 days	116,767	76,032
Overdue from 181 to 360 days	200,813	137,617
Overdue from more than 360 days	767,201	742,872

Subtotal	1,852,001	1,661,493
Allowance for doubtful accounts	(756,419)	(736,307)

Total	1,095,582	925,186

Allowance for doubtful accounts

The additional allowances charged during the periods are as follows:

	3rd quarter of 2003	2nd quarter of 2003

	Supplement	Supplement

Prior balance	736,307	704,204
General customers/government entities	2,162	9,881
Bulk sales customers – municipal authorities	17,950	22,222

Total	20,112	32,103

Current balance	756,419	736,307

The Company’s accounting policy for establishing the allowance for doubtful accounts is as follows:

(*) accounts receivable (excluding accounts receivable from the State Government) over R$ 5 and less than R$ 30 overdue for more than 360 days;
(**) accounts receivable balances (excluding accounts receivable from the State Government) over R$ 30 overdue for more than 360 days, for which legal action has been taken;
(***) accounts receivable balances (excluding accounts receivable from the State Government) less than R$ 5 overdue for more than 180 days are written-off through a direct charge to “Selling expenses”.

The Company recorded direct charges for probable losses in accounts receivable incurred in the 3rd quarter of 2003, in the amount of R$ 29,606 (net of recoveries, of R$ 9,494 up to R$ 5 and R$ 20,112 over R$ 5), directly to results for the period, in conformity with the guidelines of Law 9430/96, recorded in Selling expenses. In 2002 these losses amounted to R$ 39,137 in the 3rd quarter.

Bulk sale customers – municipal authorities

The amounts receivable on bulk sales refer to the sale of “treated water” to certain municipal authorities which distribute, bill and charge for this water.

Change

Municipality	Balance - June 2003	Billed	Received	Balance - September 2003

Guarulhos	192,681	19,171	8,663	203,189
Mauá	49,389	6,319	3,077	52,631
Mogi das Cruzes	3,173	3,141	2,972	3,342
Santo André	165,346	11,394	4,360	172,380
São Bernardo do Campo	158,740	15,197	11,361	162,576
São Caetano do Sul	2,317	3,360	3,390	2,287
Diadema	42,107	5,317	2,774	44,650

Total	613,753	63,899	36,597	641,055

Municipality of São Bernardo do Campo

(i) The Company is negotiating with the Municipality the transfer of the services and resolution of the debt.

(ii) Based on a judicial decision, the Municipality of São Bernardo do Campo is paying the debt relating to the processes 1256/96, amounting to R$ 22,426, in nine annual installments, and 2640/84, amounting to R$ 9,556, in eight annual installments, both subject to monetary adjustments upon receipt. The amount of both agreements is recorded in current assets and long-term receivables, in the amounts of R$ 3,686 and R$ 28,296, respectively.

State Government

Balance – June 2003	Billed	Received	JSCP (*)	Balance -September 2003

62,955	61,449	37,662	(9,247)	77,495

(*) JSCP – amount related to interest on capital in 2002, payable to the State Government, offset against amounts receivable.

5. Receivable from the State Government

The accounts receivable relate to supplementary pensions and paid leave benefits paid by the Company to former employees of the state-owned companies which merged to form SABESP. The amounts are reimbursed by the Government of the State of São Paulo (the "State Government" or “GESP”), which is the primary obligor in accordance with State Law 200/74. At September 30, 2003, these credits amount to R$ 143,050 (June 2003 – R$ 122,104).

At September 30, 2003, the Company employs 277 people entitled to these benefits and 2,868 (June 2003 – 2,871) who already receive supplementary pensions. The amount of the future benefits, calculated based on actuarial methodologies is R$ 908,861, and is not recorded in the Company’s accounts because it refers to an obligation of the São Paulo State Government.

On December 11, 2001, the Company entered into an “Agreement for Recognition and Consolidation of Obligations, Payment Commitments and Other Covenants”, described in Note 14, under which the São Paulo State Government acknowledges a debt of R$ 320,623, which must be mutually reconciled between the parties, and which corresponds to the balance of these obligations on November 30, 2001. The amount of R$ 33,750 (June 2003 – R$ 33,750) related to this settlement is recorded under current assets as “Receivable from the State Government”, and the remaining portion in long-term receivables as “GESP Agreement”.

6. Property, Plant and Equipment

	September 2003			June 2003

	Cost	Accumulated depreciation	Net	Net

In use
Water systems
Land	918,623	-	918,623	917,336
Buildings	2,564,257	(1,067,072)	1,497,185	1,515,929
Ducts	738,978	(254,603)	484,375	486,676
Water meters	250,805	(110,106)	140,699	136,574
Networks	2,993,322	(765,820)	2,227,502	2,201,869
Equipment	165,819	(106,309)	59,510	59,378
Other	294,998	(139,578)	155,420	161,646
Subtotal	7,926,802	(2,443,488)	5,483,314	5,479,408
Sewage systems
Land	343,592	-	343,592	340,364
Buildings	1,237,747	(375,523)	862,224	861,890
Ducts	754,218	(250,245)	503,973	505,987
Networks	3,932,164	(817,560)	3,114,604	3,057,739
Equipment	381,743	(226,938)	154,805	153,623
Other	26,297	(10,946)	15,351	15,553
Subtotal	6,675,761	(1,681,212)	4,994,549	4,935,156
General use
Land	102,527	-	102,527	102,527
Buildings	114,873	(53,702)	61,171	61,907
Transportation equipment	130,905	(105,926)	24,979	27,329
Furniture, fixtures and equipment	247,831	(129,695)	118,136	120,289
Free lease land	25,312	-	25,312	25,312
Free lease assets	8,023	(2,471)	5,552	5,552
Subtotal	629,471	(291,794)	337,677	342,916
Subtotal in use	15.232.034	(4,416,494)	10,815,540	10,757,480
Construction in progress
Water systems	740,664	-	740,664	776,164
Sewage systems	1,711,972	-	1,711,972	1,693,183
Other	23,488	-	23,488	23,366
Subtotal construction in progress	2.476.124	-	2,476,124	2,492,713
Intangible assets	312.755	(39,939)	272,816	274,125
Total	18,020,913	(4,456,433)	13,564,480	13,524,318

(a) Depreciation

Depreciation is calculated at the following annual rates: buildings – 4%; ducts – 5%; water meters – 10%; networks – 2%, transportation equipment – 20%; furniture, fixtures and equipment – 10 to 20% and other – from 2 to 20%.

(b) Construction in progress

The estimated disbursements as from October 2003, up to 2008, relating to Project investments already contracted are approximately R$ 767,195.

(c) Disposal of property, plant and equipment

The Company wrote-off items of property, plant and equipment in this quarter of R$ 3,889 (R$ 2,157 – 3rd quarter of 2002), due to obsolescence, decommissioning or theft.

(d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems, the Company was forced to expropriate or establish rights of way over third-party properties, in conformity with the relevant legislation. The owners of these properties will be compensated either through amicable or court means.

The Company’s legal department estimates that the compensation to be paid as from the 4th quarter of 2003, although with no determined dates for disbursement, amounts to approximately R$ 189,000, which will be paid with Company funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed.

(e) Revaluation of assets and tax effects

All property, plant and equipment were revalued in 1990 and 1991 and are being depreciated at rates which take into consideration the remaining economic useful lives of the assets presented in the appraisal reports which, as a rule, are within the above rates. In the period from January to September 2003 the realization of the revaluation reserve amounted to R$ 103,914.

As permitted by CVM Instruction 197/93, the Company did not provide for the tax effects (deferred taxes) on the revaluation surplus of property, plant and equipment carried out in 1990 and 1991. Had this effect been accounted for, the unrealized amount at September 30, 2003 would be R$ 537,245 (June 2003 – R$ 545,665).

(f) Intangible assets

As from 1999, new concessions have been negotiated taking into account the projected financial results based on appraisal reports issued by independent valuers.

The amount defined in the related contract, after the conclusion of the negotiations with the municipality and final settlement through subscription of the Company's shares or in cash, is recorded in this account and amortized over the related concession period of 30 years.

7. Loans and Financing

Balance of loans

	September 2003			June 2003

	Short-term	Long-term	Total	Short-term	Long-term	Total	Maturity	Annual interest rate	Indexation	Guarantees

Domestic
Federal Government / Banco do Brasil	152,258	2,317,662	2,469,920	147,165	2,326,879	2,474,044	2014	8.50	UPR	São Paulo State Government
3rd issue of debentures	413,094	-	413,094	-	413,094	413,094	2004	CDI + 2.85%		-
4th issue of debentures	75,001	224,999	300,000	50,000	250,000	300,000	2006	CDI + 1.2%		-
5th issue of debentures	-	428,884	428,884	-	427,663	427,663	2007	CDI+1.85% and 13.25%	IGPM	-
CEF	35,443	488,208	523,651	32,023	490,744	522,767	2007 to 2018	5 % to 9.5%	UPR	Own resources
BNDES	-	76,182	76,182	-	34,344	34,344	2012	3% + TJLP		Own resources
Other	2,269	25,446	27,715	2,252	25,050	27,302	2009/11	12% / CDI	UPR	-
Interest and charges	51,958	-	51,958	48,195	-	48,195

Total domestic	730,023	3,561,381	4,291,404	279,635	3,967,774	4,247,409

Foreign Bird US$30,596 thousand	51,882	37,563	89,445	87,974	36,217	124,191	2004/07	4.62	Currency basket variation + US$	Federal Government
Soc.Génerale EUR 3,118 thousand	2,619	8,025	10,644	2,541	7,784	10,325	2006	5.80	EUR	Federal Government
Bid US$ 440,693 thousand	108,645	1,179,678	1,288,323	104,095	1,114,813	1,218,908	2007/25	3 % to 7.7%	Currency basket variation + US$	Federal Government
Eurobonds US$ 500,000 thousand	-	1,461,700	1,461,700	574,400	1,436,000	2,010,400	2005/08	10% and 12%	US$	-
Deutsche Bank Luxembourg US$ 50,000 thousand	58,468	87,702	146,170	57,440	86,160	143,600	2005	11.13	US$	-
Interest and charges	65,925	-	65,925	83,565	-	83,565

Total foreign	287,539	2,774,668	3,062,207	910,015	2,680,974	3,590,989

Total	1,017,562	6,336,049	7,353,611	1,189,650	6,648,748	7,838,398

UPR: Standard Reference Unit	TJLP : Long-term Interest Rate
VARIATION OF CURRENCY BASKET: amount related to Bid and Bird account unit	EUR: Euro
CDI: Interbank Deposit Certificate	IGP-M: Market General Price Index

Eurobonds

In July 2003, the Company paid Eurobonds in the amount of US$ 200 million.

8. Income Tax and Social Contribution

(a) Balance sheet accounts

	September	June 2003

Current assets
Income tax to offset	10,241	-
Social contribution to offset	150	-

	10,391	-

Deferred income tax	2,749	1,802
Deferred social contribution	987	648

	3,736	2,450

Long-term receivables
Deferred income tax	116,041	99,243
Deferred social contribution	110,261	108,087

	226,302	207,330

Current liabilities
Deferred income tax	9,903	9,903

	9,903	9,903

Long-term liabilities
Deferred income tax	65,759	62,923
Deferred social contribution	19,163	18,143

	84,922	81,066

(b) Deferred taxes

(i) Current assets

Mainly calculated on temporary differences in the amount of R$ 10,982 (June 2003 – R$ 7,206).

(ii) Long-term receivables

Calculated on temporary differences, totaling R$ 464,164 (June 2003 – R$ 396,971) for income tax and R$ 475,601 (June 2003 – R$ 409,334) for social contribution, and on tax losses for social contribution purposes accumulated up to September 30, 2003, in the amount of R$ 749,518.

The Company is claiming in court the right to fully offset tax loss carryforwards for income tax and social contribution purposes, without the 30% annual limitation imposed by Law 8981/95; notwithstanding this, the portion offset in the year observed the limitation established in this law.

In conformity with CVM Deliberation 273/98 and Instruction 371/02, the realization of credits arising from income tax and social contribution losses on temporary differences will occur by the end of 2006 based on budgetary projections.

Approximate percentage realization:

Year	2003	2004	2005	2006
Realization	15%	23%	29%	33%

Also in conformity with the provisions of CVM Instruction 371/02, in addition to the regular projections, the Company has prepared its budget projections to support this realization discounted to present value using the discount rate of 15% approved by the Joint Meeting of the Board of Directors and of the Audit Committee.

(ii) Long-term liabilities

Mainly calculated on temporary differences totaling R$ 263,035 (June 2003 – R$ 251,692) for income tax and R$ 212,928 (June 2003 – R$ 201,586) for social contribution.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expense in the financial statements is reconciled from the nominal rates as shown below:

	3rd quarter of 2003	3rd quarter of 2002

Income (loss) before taxation	54,976	(989,246)

Benefit (expense) at nominal rate of 34%	(18,692)	336,344

Reconciliation adjustments:
- Non-deductible realization of revaluation reserve	(8,427)	(7,921)
- Other differences	1,039	(7,139)

Income tax and social contribution in
the results for the period	(26,080)	321,284

The effective rate for income tax and social contribution in the quarter was impacted by contingent provisions (customers and suppliers), actuarial liability and realization of the revaluation reserve.

9. Special Payment in Installments (PAES)

The Company adhered to PAES on July 31, 2003, according to Law 10684/2003, including in the Program the debts related to COFINS and PASEP, involved in a lawsuit against the application of Law 9718/98 and the REFIS balance. The debt will be paid in 120 months.

Of the amount of R$ 315,216, R$ 32,329 is recorded in short-term and R$ 282,887 in long-term liabilities.

The amount paid as from the option for the PAES Program, from July to September 2003, was R$ 7,997, of which R$ 6,260 refer to charges.

The assets used as guarantees in REFIS, in the amount of R$ 249,034, remain as such in the PAES Program.

10. Provisions and Contingencies

(a) Provisions in long-term liabilities

Management, base on an analysis with its legal advisors, recorded a provision in the amount of R$ 360,892 (June 2003 – R$ 313,108), considered sufficient to meet probable losses on legal actions.

(i) Labor claims – the Company is defending several labor claims, most of the amounts involved being under provisional or definite execution, thus being classified as of probable loss and duly provided for. The amount provided refers mainly to overtime and health hazard premium claims, and they are currently in various courts.

(ii) Contractors - these refer to actions filed arising from construction contracts which have already been judged by lower courts and await the decision on the appeals filed by SABESP.

(iii) Customers - these refer to actions filed by our customers claiming tariff parity, currently in the lower or appellate courts, where decisions to date have been both favorable and unfavorable to the Company.

(b) Lawsuits

The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible gains/losses and are therefore not recorded in the Company's books, totaling approximately R$ 358,000 at September 30, 2003 (June 2003 – R$ 353,000).

11. Pension and Health Benefit Plans

The Company is the sponsor of Fundação SABESP de Seguridade Social ("SABESPREV"), formed in August 1990 to manage the Company's employees pension and health benefit plans.

The monthly contributions to the defined benefit pension plan amount to 2.10% by the Company and 2.10% by participants.

The participants contributions shown in the previous paragraph is the average, because the actual percentage depends on salary levels (between 1% and 8.5%).

The health benefit program(optional health plans of free choice) is also funded by Company and participating employee contributions, which in the period were as follows:

  Company: 6.21% on average of the payroll;

  Participating employees: 3.21% of base salary and premiums, corresponding to 2.25% of gross payroll, on average.

12. Benefits to Employees

In order to comply with the provisions of CVM Deliberation 371/00, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

At December 31, 2002, based on the report of the independent actuary, SABESP had a net actuarial liability of R$ 281,195, representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the fair value of the plan assets.

The Company chose to recognize the liability over a five-year period. At September 30, 2003, the amount of R$ 125,948 (at June 30, 2003 – R$ 106,898), is recorded in long-term liabilities.

In 2003 the estimated expense is R$ 88,816, of which R$ 66,608 were recorded from January to September 2003, as follows:

	1st quarter of	2nd quarter of	3rd quarter of	Jan-Sep of
	2003	2003	2003	2003

Transfer to Sabesprev	2,840	3,003	3,153	8,996
Actuarial liability	19,299	19,263	19,050	57,612

Total recorded	22,139	22,266	22,203	66,608

As determined by IBRACON – NPC 26, approved by CVM Deliberation 371, during the first year of its application, the effects were recorded as “extraordinary item”, net of the related taxes. As from 2003, these effects started to be recorded as operating expenses.

13. Profit Sharing

The profit sharing relating to the period from July 2002 to June 2003 was paid in August 2003, according to the collective agreement.

The Company is accruing up to one month’s payroll in connection with the profit sharing program from July 2003 to June 2004. In the quarter, the amount of R$ 10,476, was accrued and recorded in current liabilities.

14. Related Party Transactions

	September 2003	June 2003

Current assets
Cash, banks and time deposits with financial institutions
controlled by the State Government – Nossa Caixa S.A.	257,715	293,950
State Government customers (Note 4)	115,201	100,661
Accounts receivable	86,742	140,386
Agreement	37,706	37,706
Restructuring of accounts – offset against JSCP	(9,247)	(77,431)
Accounts receivable from shareholders (Note 5)	176,800	155,854
Accounts receivable	143,050	122,104
Agreement	33,750	33,750
Long-term receivables
GESP Agreement	607,374	607,374
Current liabilities
Interest on capital up to 2001	126,967	126,967
Interest on capital provided in 2003	113,294	113,294

Interest on capital payable to the State Government relative to 2002 is being offset against the accounts receivable balance, as shown above. Interest on capital relative to 2001 will be offset against the amounts involved in the Agreement for Recognition and Consolidation of Obligations, Payment Commitments and Other Covenants.

	3rd quarter of	3rd quarter of
	2003	2002

Gross sales and services revenues
Water sales	34,411	34,644
Sewage services	27,038	28,096
Collections	(37,662)	(97,311)
Financial income
Short-term investments	16,964	21,390

These refer to sales to State Government agencies carried out under the terms and conditions considered by management as regular market conditions, except for the way the receivables are settled, which can be as follows:

(a) Agreement for Recognition and Consolidation of Obligations, Payment Commitments and Other Covenants (GESP Agreement)

The above agreement was signed on December 11, 2001 between the Company, the State Government of São Paulo, through the State Finance Secretariat, and the Department of Water and Electric Power (DAEE), with the State Department of Water Resources, Sanitation and Works as intervening party. Under such agreement, the State acknowledges that by force of Law No. 200/74, it is responsible for the charges arising from the pension plan and acknowledges the existence of debts arising from invoices for the rendering of water supply and sewage collection services. The total contract value is R$ 678,830, at historical amounts, of which R$ 320,623 refers to pension benefits in the period from March 1986 to November 2001, and R$ 358,207 for rendering of water supply and sewage collection services, invoiced and due from 1985 to December 1, 2001.

In recognition of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga, and Ponte Nova reservoirs for ensuring the maintenance of the water volume of the Alto Tietê system, the Department of Water and Electric Power (DAEE) will transfer these properties to the Company as a partial amortization, through the assignment of receivables, of the amount due by the State.

The valuation of the reservoirs has already been completed and approved by the Company’s Board of Directors amounting to R$ 300,880 thousand (base date – June 2002), as stated in the appraisal report to be submitted to the appreciation of the Extraordinary General Meeting of shareholders, after the conclusion of the calculation of the effective amounts related to the retirement and pension supplements.

The agreement also established that the legal advisors of the State Finance Secretariat will carry out specific analyses, already under way, to reconcile the amount of pension benefits. The determination of these amounts, estimated to be concluded by the end of the year, is being made by the Institute of Accounting, Actuarial and Finance Researches (FIPECAFI), contracted by SABESP. Up to the conclusion of this work, which management does not expect to find significant variations, and completion the approval process of the appraisal report and corresponding credit assignment related to the mentioned reservoirs, according to sole paragraph of clause 11 of the Agreement, the date to start the payments, which was originally in July 2002, is automatically extended.

After the conclusion of the determination of the amounts related to the retirement and pension supplements, as well as the amounts arising from services rendered related to water and sewage services, subject to monetary restatement, and, in the case of balance payable by the State Government, this will be offset against interest on capital relating to 2001.

(b) Memorandum of Understanding with the State of São Paulo Government

The Company and the São Paulo State Government, through the State Finance Secretariat, entered into a Memorandum of Understanding on September 30, 1997 aimed at settling the balance of accounts receivable for sales and services rendered by the Company, the pension and paid leave of employees benefiting from Law 200/74, and other payables, using dividends and/or interest on capital, when applicable.

15. Financial Instruments

(a) Market value of financial instruments

The market values of the main financial instruments of the Company approximate their book values, as follows:

	September 2003	June 2003

Financial investments	238,387	273,125
Loans and financing	7,353,611	7,838,398

The market values of these financial instruments are determined annually by the Company’s management.

(b) Concentration of credit risk

A significant portion of sales is made to a broad customer base. Credit risk is mitigated due to the large portfolio and the control procedures, which monitor this risk.

The allowance for doubtful accounts is sufficient to cover realization losses.

(b) Foreign currency

Transactions in foreign currency consist of borrowings for the improvement and expansion of the Company's water and sewage systems.

16. Operating Costs and Expenses

	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
	2003	2003	2002	2002

1. Cost of sales and services
Salaries and payroll charges	203,407	593,549	170,784	487,472
General supplies	19,611	54,599	16,926	47,869
Treatment supplies	21,483	69,111	15,807	60,454
Services	50,285	146,053	53,646	148,890
Electric power	82,036	234,312	70,357	191,365
General expenses	7,405	24,798	8,720	24,757
Depreciation and amortization	122,145	384,012	126,734	375,040
PASEP credit	(4,863)	(14,362)	-	-

	501,509	1,492,072	462,974	1,335,847
2. Selling expenses
Salaries and payroll charges	34,842	97,063	26,591	75,069
General supplies	1,293	3,705	1,160	3,124
Services	21,963	63,415	22,703	62,397
Electric power	184	571	149	341
General expenses	10,718	26,563	5,345	18,650
Depreciation and amortization	602	1,827	629	1,751
Write-off of receivables	29,606	95,154	39,137	134,422
PASEP credit	(56)	(165)	-	-

	99,152	288,133	95,714	295,754
3. General and administrative expenses
Salaries and payroll charges	29,202	82,921	24,947	70,446
General supplies	811	2,583	887	2,936
Services	8,882	29,043	14,111	43,171
Electric power	205	587	145	405
General expenses	9,180	24,256	6,233	12,774
Depreciation and amortization	4,269	10,583	2,999	8,363
Tax expenses	5,737	20,244	5,115	18,033
PASEP credit	(98)	(239)	-	-

	58,188	169,978	54,437	156,128
4. Costs, selling, general and administrative expenses (1+2+3)
Salaries and payroll charges	267,451	773,533	222,322	632,987
General supplies	21,715	60,887	18,973	53,929
Treatment supplies	21,483	69,111	15,807	60,454
Services	81,129	238,511	90,460	254,458
Electric power	82,425	235,470	70,651	192,111
General expenses	27,303	75,617	20,298	56,181
Depreciation and amortization	127,016	396,422	130,362	385,154
Tax expenses	5,737	20,244	5,115	18,033
Write-off of receivables	29,606	95,154	39,137	134,422
PASEP credit	(5,017)	(14,766)	-	-

	658,849	1,950,183	613,125	1,787,729
5. Financial expenses
Interest on local loans and financing	134,182	402,398	121,963	335,334
Interest on foreign loans and financing	66,856	190,839	84,086	206,359
Interest on capital	-	158,346	-	108,222
Interest on capital (reversal)	-	(158,346)	-	(108,222)
Other financial expenses	16,940	81,076	40,220	75,037
Exchange variations on loans and financing	38,207	114,836	21,113	55,575
Foreign exchange variations on loans and financing	84,894	(542,105)	1,062,077	1,677,804
Other monetary/foreign exchange variations	(5,306)	9,412	9,189	12,004
Provisions	45,263	115,233	33,519	77,772
PASEP credit	(2,886)	(8,778)	-	-

	378,150	362,911	1,372,167	2,439,885
6. Financial income
Monetary variations	34,449	53,980	3,981	29,680
Earnings on financial investments	21,134	59,307	21,512	47,005
Interest	8,598	25,608	19,541	37,386
Other	-	-	7	14

	64,181	138,895	45,041	114,085

17. Compensation for Concession Termination

The Municipalities of Diadema and Mauá terminated the concessions for water supply and sewage collection at the beginning of 1995.

In December 1996, the Company filed claims to seek compensation for investments made during the terms of the concession agreements.

Even though the Company has not yet been compensated for these investments, water is still supplied on a bulk basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

The residual net book value of property, plant, and equipment relating to the Municipality of Diadema, written-off in December 1996 amounted to R$ 75,231, and the claim balance and other receivables from the municipality amounting to R$ 62,876 are recorded under long-term receivables in "Compensation for concession termination".

The residual net book value of property, plant and equipment relating to the Municipality of Mauá, written off in December in 1999 amounted to R$ 103,763, and the claim balance of R$ 85,918 is recorded under long-term receivables in "Compensation for concession termination".

Both claims are pending court decision but the legal advisor conducting the litigation expects a favorable outcome.

In relation to the Municipality of Mauá, in February 2003, there was a discovery hearing. Currently, the Company is awaiting the judicial decision about the requirements resulting from the hearing.

After this stage, the parties will express their position and the court records will be concluded for sentence. In June 2003, the records were taken by the expert appointed by the court and have not yet been returned.

In relation to the Municipality of Diadema, there are several lawsuits involving the agreements signed between the parties. Amongst them, the class and annulment actions have already been judged in favor of SABESP.

18. Shareholders’ Equity

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares with no par value.

(b) Subscribed and paid-up capital

Capital is comprised of 28,479,577,827 common nominative shares, with no par value, distributed as follows:

	September 2003		June 2003

Shareholders	Number	%	Number	%

São Paulo State	20,376,674,058	71.54	20,376,674,058	71.54
Shares held in custody by Stock Exchanges	8,068,163,879	28.33	8,062,252,883	28.31
Other	34,739,890	0.13	40,650,886	0.15

	28,479,577,827	100.00	28,479,577,827	100.00

(c) Remuneration of shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of adjusted net income calculated in conformity with Brazilian Corporate Law.

The interest on capital in 2003 will be paid in up to 60 days after the Ordinary General Meeting has approved the financial statements.

(d) Capital reserve

Comprises tax incentives and donations from government agencies.

(e) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company opted not to recognize the deferred income tax and social contribution liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

The revaluation reserve is charged against retained earnings in proportion to the depreciation and disposal of the respective assets.

(f) Changes in retained earnings

	September	June 2003

Prior balance	425,287	184,653
Realization of revaluation reserve	24,784	26,193
Net income for the period	28,896	332,631
Interest on capital	-	(118,190)

Current balance	478,967	425,287

19. Subsequent Event

5th issue of debentures

At October 1, 2003, the 5th issue of debentures was repriced, changing the remuneration conditions as follows:

1st series – CDI + 2.00% p.a.
2nd series – IGP-M + 12.70% p.a.

Due to the changes, 2,737 debentures of the 1st series and 1,977 debentures of the 2nd series were repurchased.

05.01 – COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

1. Sabesp recovered the EBITDA margin and increased 8.8% its gross revenue.

			(R$ million)

Main indicators	3Q02	3Q03	Change

Gross operating revenue	994.3	1,081.8	8.8%
Operating result before financial expenses (LAJIR)	350.2	372.6	6.4%
EBITDA (*)	480.6	499.6	4.0%
EBITDA margin	49.9%	48.4%
Net income (loss)	(663.6)	28.9

(*) Earnings before interest, taxes, depreciation and amortization

Sabesp recorded Gross operating revenue of R$ 1,081.8 million and EBITDA of R$ 499.6 million in the 3rd quarter of 2003. The net income for the period of R$ 28.9 million mainly results from the increase in operating revenue.

In the 2nd quarter of 2003, the EBITDA margin increased from 43.6% to 48.4%, recovering to the average levels recorded in recent years.

2. Gross operating revenue – decrease of 0.3% (retail)

The gross operating revenue increased by R$ 87.5 million or 8.8%. This growth results from the price increase of 18.95% as from August 29, 2003.

The tables below show the increase in water volume and sewage services billed to retail customers by category of use and region in the second quarters of 2002 and 2003 (unaudited):

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET – m3 million

	Water			Sewage			Water + Sewage
By Category	3Q02	3Q03	Var.%	3Q02	3Q03	Var.%	3Q02	3Q03	Var.%

Residential	297.3	296.2	(0.4)	227.0	228.0	0.4	524.3	524.0	(0.1)
Commercial	36.5	35.3	(3.3)	31.9	31.5	(1.3)	68.4	66.8	(2.3)
Industrial	7.7	7.7	-	6.9	7.3	5.8	14.6	15.0	2.7
Public sector	12.0	11.7	(2.5)	9.2	9.0	(2.2)	21.2	20.7	(2.4)
Total	353.5	350.7	(0.8)	275.0	275.8	0.3	628.5	626.5	(0.3)

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET (m3 million)

	Water			Sewage			Water + Sewage
By Category	3Q02	3Q03	Var.%	3Q02	3Q03	Var.%	3Q02	3Q03	Var.%

Metro region	232.8	231.5	(0.6)	183.5	184.8	0.7	416.3	416.3	-
Regional (*)	120.7	119.2	(1.2)	91.5	91.0	(0.5)	212.2	210.2	(0.9)
Total	353.5	350.7	(0.8)	275.0	275.8	0.3	628.5	626.5	(0.3)

(*) Comprises the interior and coastal regions.

3. Costs, Administrative and Selling Expenses

The total of Costs, administrative and selling expenses increased R$ 45.7 million or 7.5%. The main changes were as follows:

	(R$ million)

	3Q02	3Q03	Differen%e	%

Salaries and related charges	222.3	267.5	45.2	20.3
General supplies	19.0	21.7	2.7	14.2
Treatment materials	15.8	21.5	5.7	36.1
Services	90.5	81.1	(9.4)	(10.4)
Electric power	70.7	82.4	11.7	16.5
General expenses	20.2	27.3	7.1	35.1
Depreciation and amortization	130.4	127.0	(3.4)	(2.6)
Tax expenses	5.1	5.7	0.6	11.8
Write-off of receivables	39.1	29.6	(9.5)	(24.3)
PASEP credit	-	(5.0)	(5.0)	-

Costs, administrative and selling expenses	613.1	658.8	45.7	7.5

3.1. Salaries and Related Charges

The item Salaries and related charges increased by R$ 45.2 million or 20.3%. This increase relates to the following factors:

a) Increase of 14.45% in wages, benefits and payroll related charges, beginning May 2003, as a result of the collective labor agreement.

b) Destination of 2% of payroll to functional adjustments (starting September 2003), relating to the Performance Based Compensation Plan.

c) Provision for benefits to retired employees: In 2002, the actuarial liabilities related to past service cost calculated pursuant to CVM Deliberation 371/00, in the amount of R$ 12.8 million, was recorded as an extraordinary item, net of income tax and social contribution, as per paragraph 85 of Accounting Standards Procedure (NPC) 26 of the Institute of Independent Auditors of Brazil (IBRACON). The amount of R$ 13.3 million has been recorded in 2003 as salaries and charges.

3.2. General supplies

The item General supplies showed an increase of R$ 2.7 million or 14.2%, mainly relating to fuels and lubricants, arising from the increase in prices in the comparative periods. Other items contributed to this increase consisted of system maintenance and residential connections carried out by the Company, as well as the increase in consumption of security and protection materials.

3.3. Treatment materials

The item Treatment materials showed an increase of R$ 5.7 million or 36.1%, due to price adjustments and the pronounced dryness in the period, causing poor quality water and the proliferation of algae that, when dead, cause a bad taste and smell in the water, increasing the quantity of materials consumed in water treatment.

The table below summarizes the main products that affected costs in the comparative periods:

Cost by material – in R$ thousand

	3Q02	3Q03	Difference	%

Ferric sulfate	2,877.2	3,917.2	1,040.0	36.1
Lime	2,072.4	2,867.9	795.5	38.4
Coal	690.4	1,461.0	770.6	111.6
Aluminum sulfate	1,366.5	2,104.8	738.3	54.0
Chlorine	3,592.1	4,225.0	632.9	17.6
Sodium hydroxide	188.9	507.0	318.1	168.4
Polyaluminum chloride	349.1	659.9	310.8	89.0
Copper sulfate	246.3	493.7	247.4	100.4
Other treatment materials	4,424.3	5,246.6	822.3	18.6

Total	15,807.2	21,483.1	5,675.9	36.1

3.4. Services

The item Services showed a decrease of R$ 9.4 million or 10,4%, due to the reduction of publishing and advertising services, systems maintenance, professional and technical services and residential connections.

3.5. Electric Power

The item Electric Power recorded an increase of R$ 11.7 million or 16.5%., due to the following main factors:

a) 3.5% due to the increase in consumption, from 492,970 MWh (3Q02) to 510,452 MWh (3Q03);

b) 0.8% due to the collection of the Emergency Contribution Charge (ECE), from R$ 5.70/MWh to R$ 6.60/MWh;

c) 15.51% due to the average weighted increase of the electric power tariffs between September 2002 and June 2003.

3.6. General expenses

The item General expenses showed an increase of R$ 7.1 million or 35.1%, due to the following main factors:

a) Provisions for labor contingencies, in the amount of R$ 1.7 million, and civil contingencies, in the amount of R$ 1.1 million.

b) Expenses incurred in connection with the receipt of water bills, in the amount of R$ 1.2 million, due to the adjustment of the collection services contracts.

3.7. Write-off of receivables

Showed a decrease of R$ 9.5 million or 24.3%, mainly due to the reversal of provision for doubtful accounts (offsets) of the invoices of the Municipality of São Bernardo do Campo, arising from a favorable outcome to SABESP, relating to the process 1256/96 in July 2003, in the amount of R$ 8.3 million.

3.8. PASEP credit

Law 10637/2003, in force as from December 2002, changed the PASEP determination and calculation basis.

In December 2002 and in the 1st quarter of 2003, the PASEP amount was presented net of the credit in operating revenue. As from the 2nd quarter of 2003, this credit is presented as a decrease in costs and operating expenses.

4. Financial expenses and monetary and foreign exchange variation

a) Financial expenses

The item Financial expenses showed a decrease of R$ 16.6 million, deriving from:

  Interest on local loans and financing, with an increase of R$ 12.2 million, due to the increase in the CDI interest rate on the debenture debt balance.

  Interest on foreign loans and financing, with a decrease of R$ 17.2 million. The debt balance is lower when compared to the 3rd quarter of 2002, due to the strengthening of the Brazilian real against the U.S. dollar in the 4th quarter of 2002, and in the 1st and 2nd quarter of 2003, resulting in an interest decrease, mainly on Eurobonds, Bid and Deutsche Bank Luxembourg.

  Other financial expenses decreased by R$ 23.3 million, mainly due to interest from lawsuits in the 3rd quarter of 2002.

  Provisions increased by R$ 11.7 million, arising from the increase in the provision for lawsuits with suppliers.

b) Monetary and foreign exchange variations on liabilities

The item monetary and foreign exchange variations on liabilities decreased by R$ 974.6 million, due to:

  Monetary variation on local loans and financing increased by R$ 17.1 million due to the higher Standard Reference Unit (UPR) variation in the 3rd quarter of 2003 (1.29%), as compared to the 3rd quarter of 2002 (0.71%).

  Foreign exchange variation on foreign loans and financing decreased by R$ 977.2 million, due to the lower devaluation of the Brazilian real against the U.S. dollar of 1.46% in the 3rd quarter of 2003, as compared to 36.93% in the 3rd quarter of 2002, on foreign currency loans.

  Other monetary/foreign exchange variations decreased by R$ 14.5 million, mainly due to the gain in operations of advanced purchase of foreign currency, in July 2003, and the lower IGP-M variation in the 3rd quarter of 2003 (1.14%), as compared to the 3rd quarter of 2002 (6.82%).

5. Operating Indicators

The Company continues to expand its services, as can be seen in the table below, by increasing the number of water and sewage connections and population served (unaudited):

Operating indicators	3Q02	3Q03%

Water connections (1)	5,855	6,012	2.7
	4,257	4,426	4.0
Population directly served – water (2)	21.1	21.2	0.5
Population served – sewage (2)	16.6	17.0	2.4
Water volume billed – wholesale (3)	84.2	87.0	3.3
Water volume billed – retail (3)	353.5	350.7	(0.8)
Sewage volume billed (3)	275.0	275.8	0.3
Number of employees	18,471	18,349	(0.7)
Operating productivity (4)	547	569	4.0

(1) In 1,000 units at the end of the period
(2) In million habitants at the end of the period
(3) In million m3
(4) Number of water and sewage connections by employee

6. Funding

6.1 Investment funding

Investment funding estimated for the year 2003/2004, characterized by its low cost and long repayment term, is as follows:

a) Japan Bank for International Cooperation (JBIC): Yen denominated loan, in the amount of ¥ 21,637 million, equivalent to approximately R$ 560 million, repayable over 25 years, with a seven-year grace period, and bearing interest of 2.5% per annum (p.a.) (for sewage treatment and collection, and environmental monitoring) and 1.8% p.a. (for sewage collection and connection works). The funds will be used in the Environmental Recovery Program for the Santos metro region, and the agreement between the Brazilian and Japanese Governments was signed in October 2003 and sent to the Civil Office for obtaining the Legislative Normative Acts. Its finalization is estimated for the 1st six-month period of 2004.

b) Brazilian National Development Bank (BNDES): Total Program funding is R$ 400 million. On August 8, 2002, Sabesp signed the first loan contract with BNDES and four private banks, acting as agents of the BNDES system, amounting to R$ 240 million. This loan will be used to finance part of the domestic portion of the Tietê Project – 2nd stage. Of this total, R$ 100 million were already disbursed. The remaining balance is authorized by the BNDES, in the amount of R$ 160 million, bearing TJLP interest plus 3% p.a., and repayable over 10 years, with a three-year grace period. This amount will serve to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro region, which will also be financed by JBIC.

c) Federal Savings and Loans Bank (CEF), using resources from the Federally-managed Severance Indemnity Fund (FGTS): loan agreement, in the amount of R$ 49 million, signed in July 2003, repayable over 15 years, with up to 36 months of grace period, rates of 8% (water) and 6.5% (sewage), risk rate of 2.5%, management fee of 2%. In November 2003, eight agreements will be signed, totaling R$ 275 million, repayable over 15 years, with a three-year grace period, and bearing interest of 6.5% p.a. for the sewage systems and 8.0% p.a. for the water systems, in accordance with the rules of the Pro-Sanitation Program. These resources will be used to expand the water and sewages systems in the São Paulo metro, interior and coastal regions, in the municipalities where Sabesp operates.

6.2 Refinancing

a) Repricing of the 5th issue of debentures: As from October 1, 2003, the remuneration conditions of the 5th issue debentures became CDI + 2% p.a. for the first series and IGP-M plus 12.7% p.a. for the second series, for the remuneration period of 18 months, that is, from October 1, 2003 to April 1, 2005. These new conditions were proposed to the debentureholders in a Notice dated September 17, 2003, resulting in the refinancing of 88.2% of the total debentures.

7. Settlement of Loans and Financing

Total indebtedness payable by the end of 2003 amounts to R$ 210 million, of which R$ 119 million are indexed to the U.S. dollar fluctuation.

INSTITUTION	October to December 2003	2004	2005	2006	2007	2008	2009 onward	TOTAL

DOMESTIC
Banco do Brasil	37	156	169	184	201	218	1,505	2,470
CEF	9	34	36	40	44	48	313	524
Debentures	-	513	243	243	143	-	-	1,142
BNDES	-	-	4	11	10	11	40	76
Other	1	3	3	4	4	4	9	28
Interest and charges	44	8	-	-	-	-	-	52

Total domestic	91	714	455	482	402	281	1,867	4,292

FOREIGN
BIRD	6	52	13	12	6	-	-	89
Société Génerale	1	3	3	3	-	-	-	10
BID	36	114	114	114	114	76	721	1,289
Eurobonds	-	-	804	-	-	658	-	1,462
Deutsche B. Luxembourg	29	58	59	-	-	-	-	146
Interest and charges	47	19	-	-	-	-	-	66

Total foreign	119	246	993	129	120	734	721	3,062

Total	210	960	1,448	611	522	1,015	2,588	7,354

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – ITEM	01
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-030
4 – DATE OF REGISTRATION WITH CVM	3/18/1999
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	2/1/1999
9 – DUE DATE	9/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.31
14 – AMOUNT ISSUED (Thousand of reais)	115,380
15 – DEBENTURES ISSUED (Units)	115,000
16 – OUTSTANDING DEBENTURES (Units)	103,807
17 – TREASURY DEBENTURES (Units)	11,193
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	3/24/2003
22 – DATE OF NEXT EVENT	12/24/2003

1 – ITEM	02
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-031
4 – DATE OF REGISTRATION WITH CVM	3/18/1999
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	2/1/1999
9 – DUE DATE	9/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.31
14 – AMOUNT ISSUED (Thousand of reais)	115,380
15 – DEBENTURES ISSUED (Units)	115,000
16 – OUTSTANDING DEBENTURES (Units)	103,198
17 – TREASURY DEBENTURES (Units)	11,802
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	3/24/2003
22 – DATE OF NEXT EVENT	12/24/2003

1 – ITEM	03
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-032
4 – DATE OF REGISTRATION WITH CVM	3/18/1999
5 – ISSUED SERIES	3
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	2/1/1999
9 – DUE DATE	9/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.31
14 – AMOUNT ISSUED (Thousand of reais)	115,380
15 – DEBENTURES ISSUED (Units)	115,000
16 – OUTSTANDING DEBENTURES (Units)	102,159
17 – TREASURY DEBENTURES (Units)	12,841
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	3/24/2003
22 – DATE OF NEXT EVENT	12/24/2003

1 – ITEM	04
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-033
4 – DATE OF REGISTRATION WITH CVM	3/18/1999
5 – ISSUED SERIES	4
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	2/1/1999
9 – DUE DATE	9/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.31
14 – AMOUNT ISSUED (Thousand of reais)	51,836
15 – DEBENTURES ISSUED (Units)	51,666
16 – OUTSTANDING DEBENTURES (Units)	41,005
17 – TREASURY DEBENTURES (Units)	10,661
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	3/24/2003
22 – DATE OF NEXT EVENT	12/24/2003

1 – ITEM	05
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-034
4 – DATE OF REGISTRATION WITH CVM	3/18/1999
5 – ISSUED SERIES	5
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	2/1/1999
9 – DUE DATE	9/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.31
14 – AMOUNT ISSUED (Thousand of reais)	16,482
15 – DEBENTURES ISSUED (Units)	16,428
16 – OUTSTANDING DEBENTURES (Units)	16,428
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	3/24/2003
22 – DATE OF NEXT EVENT	12/24/2003

1 – ITEM	06
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2001-022
4 – DATE OF REGISTRATION WITH CVM	6/4/2001
5 – ISSUED SERIES	UM
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	4/1/2001
9 – DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.20% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	10,086.01
14 – AMOUNT ISSUED (Thousand of reais)	302,580
15 – DEBENTURES ISSUED (Units)	30,000
16 – OUTSTANDING DEBENTURES (Units)	30,000
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	12/15/2003

1 – ITEM	07
2 – ORDER NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-013
4 – DATE OF REGISTRATION WITH CVM	5/14/2002
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	4/1/2002
9 – DUE DATE	3/1/2007
10 – TYPE OF DEBENTURE	WITHOUT
11 – REMUNERATION CONDITIONS	DI + 1.85%
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	10,603.55
14 – AMOUNT ISSUED (Thousand of reais)	332,654
15 – DEBENTURES ISSUED (Units)	31,372
16 – OUTSTANDING DEBENTURES (Units)	31,372
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	10/01/2003

1 – ITEM	08
2 – ORDER NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-014
4 – DATE OF REGISTRATION WITH CVM	5/14/2002
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	4/1/2002
9 – DUE DATE	3/1/2007
10 – TYPE OF DEBENTURE	WITHOUT
11 – REMUNERATION CONDITIONS	IGP-M +
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	14,204.48
14 – AMOUNT ISSUED (Thousand of reais)	122,556
15 – DEBENTURES ISSUED (Units)	8,628
16 – OUTSTANDING DEBENTURES (Units)	8,628
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	10/1/2003

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1. Supplementary Information

In order to provide more information to the market, the Company is also presenting as supplementary information statements of cash flows, prepared in accordance with IBRACON Accounting Standard No. 20, as well as statements in currency of constant purchasing power.

	In thousands of reais
Description	Jul-Sep 2003	Jan-Sep 2003	Jul-Sep 2002	Jan-Sep 2002

Cash flow from operating activities

Net income (loss) for the period	28,896	533,400	(663,596)	(881,610)

Adjustments to reconcile net income (loss)
Deferred income tax and social contribution	(16,402)	43,539	(328,493)	(470,812)
Provisions for contingencies	51,570	(37,559)	4,317	77,911
Social security contributions	19,050	57,612	16,661	51,386
Property, plant, and equipment received as donations (private sector)	(1,542)	(1,885)	(1,437)	(3,459)
Loss on disposal of property, plant and equipment	3,889	39,176	2,157	11,961
(Gain) on the sale of property, plant and equipment	-	(4)	-	-
Depreciation	120,260	376,521	120,713	366,833
Amortization	6,756	19,901	9,649	18,321
Interest on loans and financing	208,087	609,064	214,483	556,259
Foreign exchange and indexation charges on loans and financing	124,321	(419,539)	1,091,802	1,741,908
Allowance for doubtful accounts	29,606	95,154	39,137	134,422

(Increase) decrease in assets

Customer accounts receivable	(200,002)	(279,501)	(9,279)	(196,825)
Receivable from the State Government	(20,946)	(59,810)	(18,332)	(72,954)
Inventories	(1,725)	782	(895)	2,633
Recoverable taxes	(10,391)	(10,391)	(21,334)	(47,187)
Other accounts receivable	(6,351)	(18,242)	(5,435)	(2,267)
Long-term customer accounts receivable	(27,107)	(29,064)	(4,135)	(1,716)
Receivable from the State Government – GESP	-	-
Agreement	-	41,683
Judicial deposits	(87)	99	(8,815)	(9,984)
Other long-term accounts receivable	(1,584)	(3,544)	(427)	(15,508)

Increase (decrease) in liabilities

Accounts payable to suppliers and contractors	11,357	(971)	(14,902)	(54,810)
Salaries and payroll charges	5,699	7,761	(16,919)	3,696
Provisions	4,514	65,616	27,179	55,008
Taxes and contributions	(17,439)	51,769	2,659	4,125
Other accounts payable	5,772	2,784	8,477	9,176
Long-term taxes and contributions	55,101	209,162	(12,883)	(36,772)
Other long-term accounts payable	6	6	-	-

Net cash provided by operating activities	371,308	1,251,836	430,353	1,281,418

Cash flow from investing activities

Purchase of property, plant and equipment	(158,191)	(380,499)	(156,736)	(390,423)
Sale of property, plant and equipment	-	8	-	-
Increase in deferred charges	(3,209)	(7,257)	(849)	(5,965)

Net cash used in investing activities	(161,400)	(387,748)	(157,585)	(396,388)

Cash flow of financing activities

Financing – long-term:

Funds raised	82,469	800,794	9,805	420,575
Payments	(906,278)	(1,557,918)	(308,757)	(921,058)
Interest on capital
Paid	(68,184)	(105,740)	(191,077)	(300,508)
Restructuring of accounts	68,184	(9,247)	-	-

Net cash used in financing activities	(823,809)	(872,111)	(490,029)	(800,991)

Net increase (decrease) in cash and cash equivalents	(613,901)	(8,023)	(217,261)	84,039

Cash and cash equivalents at the beginning of the period	1,068,016	462,138	761,520	460,220
Cash and cash equivalents at the end of the period	(454,115)	454,115	(544,259)	544,259

Changes in cash and cash equivalents	(613,901)	(8,023)	(217,261)	84,039

Supplementary information

Interest paid on loans and financing	225,425	651,119	213,720	533,362
Capitalization of interest and financial charges	6,615	(3,913)	12,164	22,297
Income tax and social contribution paid	-	128,646	-	16,595
Property, plant and equipment received as donations and/or paid with shares	2,145	3,088	2,341	5,400

Interest on capital paid	68,184	105,740	191,077	300,508
COFINS and PASEP paid	53,888	113,581	6,550	44,639

2. Supplementary Information on “Currency of Constant Purchasing Power”

(a) Restatement index

The restatement of permanent assets, shareholders’ equity, income and expense accounts, and the calculation of gains and losses on monetary items was based on the variation of the Accounting Monetary Unit (UMC), deemed to be the variation of the General Market Price Index (IGP-M), 1.14% in the third quarter and 7.10% in the accumulated for the year.

(b) Balance sheet accounts

Assets and liabilities shown in the financial statements prepared under the constant currency method are the same as those shown in the Company’s financial statements prepared under “corporate legislation”, except for customer accounts receivable, accounts payable to suppliers and contractors, long-term deferred income tax and social contribution, which are discounted to reflect purchasing power at September 30, 2003 using the National Association of Investment Banks and Securities Dealers (ANBID) interest rate.

Permanent assets and shareholders' equity accounts were restated based on the monthly variation of the UMC, updated by the IGP-M up to September 30, 2003.

(c) Income and expense accounts

All income and expense accounts were restated using the UMC variation, from the month they were recorded, adjusted by inflationary gains and losses on the related monetary asset and liability accounts, and which generated financial or inflationary nominal expenses and income which are offset against the related income and expense accounts.

(d) Deferred taxes and contributions

Deferred income tax and social contribution was calculated at the rates of 15% plus an additional 10%, and 9%, respectively, on the price-level restatement increment of permanent assets, in conformity with CVM instructions and Opinion 99/006 of the Institute of Independent Auditors of Brazil (IBRACON).

These amounts are stated in constant currency of September 30, 2003 purchasing power.

	In thousands of reais

Balance sheet	Nominal currency	Currency of constant purchasing power

Total assets	16,545,263	31,372,549

Current assets	1,801,405	1,798,453

Long-term receivables	1,071,328	1,071,328

Permanent assets	13,672,530	28,502,768
Investments	740	1,589
Property, plant and equipment	13,564,480	28,309,785
Deferred charges	107,310	191,394

Total liabilities	16,545,263	31,372,549

Current liabilities	1,715,616	1,715,196

Long-term liabilities	7,206,915	11,624,132

Shareholders’ equity	7,622,732	18,033,221
Realized capital	3,403,688	7,902,918
Capital reserves	50,706	90,917
Revaluation reserves	2,754,051	6,450,600
Revenue reserves	935,320	3,169,876
Retained earnings	478,967	418,910

	In thousands of reais

	January to September 2003

Statement of income	Nominal currency	Currency of constant purchasing power

Net sales and/or services	2,987,569	3,007,774

Cost of sales and/or services	(1,492,072)	(1,994,362)

Gross profit	1,495,497	1,013,412

Selling expenses	(288,133)	(290,973)
Administrative expenses	(169,978)	(178,815)

Result before financial expenses, net	1,037,386	543,624

Financial expenses, net	(230,448)	230,391

Operating profit	806,938	774,015

Non-operating result	(32,638)	(85,119)

Income before taxation and profit sharing	774,300	688,896

Provision for income tax and social contribution	(197,361)	(198,086)

Deferred income tax and social contribution	(43,539)	(17,774)

Net income for the period	533,400	473,036

Net income per share	0.01873	0.01661

Reconciliation of results for the period and shareholders’ equity

	In thousands of reais

Description	Net income for the period	Shareholders’ equity

Corporate legislation	533,400	7,622,732

Monetary restatement
Permanent assets	1,382,031	14,830,238
Shareholders’ equity	(1,468,481)
Adjustment to present value – net	(301)	(2,532)

Reversal (provision) of taxes
Income tax	19,402	(3,247,954)
Social contribution	6,985	(1,169,263)

In currency of constant purchasing power	473,036	18,033,221

3. Changes in investment of controlling shareholder, Committee members and directors from September 30, 2002 to October 31, 2003

	Position at 09/30/2002			Number of shares		Position at 10/31/2003
Shareholders	Number		%	New participants	Former participants	Number		%
	Shares	Quotas				Shares	Quotas
Controlling shareholder	20,376,674,058		71.55			20,376,674,058		71.55
Board of Directors members	16			90,001	(1)	90,016
Executive Board members		2,493,526*		110,000		110,000	2,493,526*
Audit Committee members				110,000		110,000
Other shareholders	8,102,903,769					8,102,793,769
Shares in the market	8,102,903,769		28.45			8,102,903,769		28.45
Total shares	28,479,577,827		100.00	310,001	-	28,479,577,827	2,493,526*	100.00
* Quotas of Investment Funds in Sabesp shares (quotas equivalent to 20 000 shares)

4. Shareholding position

Shareholders of more than 5% of the shares São Paulo State Treasury	Common shares 20,376,674,058	% 71.55

Shareholder	Common shares	%	Quotas of Investment Funds in Sabesp shares

CONTROLLING SHAREHOLDER	20,376,674,058	71.55
MANAGEMENT
Board of Directors	90,016
Executive Board	110,000		2,493,526*
Audit Committee	110,000

SHARES HELD IN TREASURY	-

OTHER SHAREHOLDERS	8,102,593,753

TOTAL	28,479,577,827	100.00

SHARES IN THE MARKET	8,102,903,769	28.45

*Quotas equivalent to 20,000 shares

17.01 – REPORT ON SPECIAL REVIEW – WITHOUT EXCEPTION

To the Board of Directors and Shareholders
Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

  We have carried out limited reviews of the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the quarters and periods ended September 30 and June 30, 2003, and September 30, 2002. This information is the responsibility of the Company’s management.

  Our reviews were carried out in conformity with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

  Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

  Our reviews were carried out with the objective of issuing a report on the quarterly information referred to in the first paragraph. The statement of cash flow and the information in currency of constant purchasing power, presented in the quarterly information to provide additional information on the Company, are not required in conformity with accounting practices adopted in Brazil. The statement of cash flow and the information in currency of constant purchasing power were subject to the limited review procedures described in the second paragraph, and we are not aware of any material modifications that should be made to them in order that they be properly presented, in all material respects, in relation to the quarterly information taken as a whole.

São Paulo, November 12, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Contador CRC 1SP137878/O-6

Contents
GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	10
05	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	32
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES	39
16	01	OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY	47
17	01	REPORT ON THE SPECIAL REVIEW	54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 25, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.